Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940

Table of Contents

General Information
Table I - Non-Derivative Securities Beneficially Owned
Table II - Derivative Securities Beneficially Owned
Explanation of Responses
Signature

General Information

1. Name and Address of Reporting Person
Iannetta	John
(Last)	(First)	(Middle)
3260 North Hayden, Ste 209	Scottsdale
AZ	85251

2. Date of Event Requiring Statement (Month/Day/Year)
02/ 12/ 1999

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Issuer Name and Ticker or Trading Symbol
Moneyzone.com, Inc ( MOZN )

5. Relationship of Reporting Person(s) to Issuer
[ x ] Director
[ 0 ] 10% Owner
[ x ] Officer: President
[ 0 ] Other:

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing
[ x ] Form filed by One Reporting Person
[ 0 ] Form filed by More than One Reporting Person
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Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)		2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

(1)	Common Stock	2000	D

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Table II - Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

Explanation of Responses:

/s/John Iannetta	07/ 25/ 2002
Signature of Reporting Person	Date
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